ConocoPhillips

600 North Dairy Ashford Road

McCollum 3036

Houston, Texas 77079-1175

February 23, 2006

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Attention: Carmen Moncada-Terry

Re:	ConocoPhillips
Amendment No. 3 to Registration Statement on Form S-4 (333-130967)

Dear Ms. Moncada-Terry:

ConocoPhillips (“ConocoPhillips”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement (the “Form S-4”) be accelerated to, and that the Form S-4 be declared effective at, 10:00 a.m. on February 24, 2006, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, ConocoPhillips hereby acknowledges the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, this action does not foreclose the Commission from taking any action with respect to the filing, and ConocoPhillips may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

2.	The action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ConocoPhillips from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please contact Andrew R. Brownstein or Benjamin M. Roth, of Wachtell, Lipton, Rosen & Katz, at (212) 403-1233 and (212) 403-1378, respectively, with any questions you may have concerning this request.

Very truly yours,

CONOCOPHILLIPS

By:	/s/ Stephen F. Gates
Stephen F. Gates
Senior Vice President, Legal and General Counsel